SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 17)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068200

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8020	Carol L. Bernick 2525 Armitage Avenue Melrose Park, Illinois 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page (s))

Page 1 of 4 Pages

CUSIP NO. 013068200	13D	Page 2 of 4 Pages

1.	Name Of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11). 0%

14.	Type of Reporting Person* IN

*	See instructions

CUSIP NO. 013068200	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:		Class A common stock, $.22 par value per share (“Class A shares”)

	Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a)	Name of Person Filing:	Carol L. Bernick (“Bernick”)

	(b)	Address:	c/o Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160

	(c)	Principal Business:	Bernick, an individual, is a Director, Vice Chairman and Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company.

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings With Respect to Federal or State Securities Laws:	None

	(f)	Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

Effective after the close of business on November 5, 2003, all of the issued Class A shares were converted on a one-share-for-one-share basis into shares of Class B common stock, $.22 par value per share, in accordance with the terms of the Company’s Certificate of Incorporation (the “Conversion”). Immediately prior to the Conversion, Bernick owned 1,380,175 Class A shares to which she shares voting and investment power with respect to 536,346 Class A Shares.

Item 4.	Purpose of Transaction.

The transactions were undertaken by the Company. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.
Item 5.	Interest in Securities of the Issuer.

	(a)	(i)	Amount of Class A Shares Beneficially Owned: None.

		(ii)	Percentage of Class A Shares Beneficially Owned: None.

CUSIP NO. 013068200	13D	Page 4 of 4 Pages

	(b)	Number of Class A Shares as to Which Bernick Has:

			(i)	Sole power to vote:	0

			(ii)	Shared power to vote:	0

			(iii)	Sole power to dispose:	0

			(iv)	Shared power to dispose:	0

	(c)

Contemporaneously with the approval of the Conversion by the Board of Directors of the Company on October 22, 2003, (i) the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”), to which Bernick shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership (the “1947 Limited Partnership”), to which the LHL Trust shares voting power and has no investment power; (ii) the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”), to which Bernick shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership, to which the BEL Trust shares voting power and has no investment power, and (iii) the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the “Revocable Trust II”), to which Bernick has sole voting and investment power, transferred 2,924 Class B shares to the 1947 Limited Partnership, to which the Revocable Trust II shares voting power and has sole investment power with respect to all of the Class B shares in the 1947 Limited Partnership.

On October 27, 2003, Mrs. Bernick exercised options to purchase 147,000 Class A shares under the Company’s Employee Stock Option Plan of 1988 (the “Plan”). As provided under the Plan, she paid for the exercise price by delivering 60,551 Class A shares to the Company and she elected to have the Company withhold 25,458 Class A shares to pay taxes incurred in connection with the exercise.

	(d)	None.

	(e)	November 5, 2003

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

		None.

Item 7.	Material to be Filed as Exhibits.

		None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2003

Signature:	/s/ Carol L. Bernick

Name/Title:	Carol L. Bernick